Exhibit 99.1
May 9, 2024

 Diversified Energy Company PLC
("Diversified" or the "Company")

Diversified Reports Solid First Quarter and Benefits from Expansion of NGL Processing Capabilities

Year-Over-Year Absolute Debt Reduction and Expense Improvements

Black Bear Facility Strengthens the Company's Midstream Value Chain and Integrates Complementary Long-life Infrastructure Assets

Diversified Energy Company PLC (LSE: DEC, NYSE: DEC) is pleased to announce it is trading in line with expectations and provides the following operations and trading update for the quarter ended March 31, 2024. In addition, the Company is providing an update on its Black Bear processing facility.

Delivering Reliable Results

•	Recorded average 1Q24 production of 723 MMcfepd (121 Mboepd)
◦	Exit rate of 742 MMcfepd (124 Mboepd)
◦	Production essentially flat from 4Q23 adj. production of 725 MMcfepd (121 Mboepd)(a)
•	Operating Cash Flow of $107 million, and Net loss of $15 million inclusive of non-cash unsettled derivative fair value adjustments, and non-cash depreciation, depletion and amortization
•	Achieved 1Q24 Adjusted EBITDA of $102 million and Free Cash Flow of $74 million
◦     Realized 48% Adjusted EBITDA Margin(b) and TTM  Free Cash Flow Yield of 31%(c)
•	Adjusted Operating Cost per Unit(d) of $1.68/Mcfe ($10.10/Boe); ~7% improvement vs 4Q23
•	Realized $22 million in gains on settled derivatives as a result of a prudent hedging program, providing a 28% uplift to Adjusted EBITDA
◦	Recently added additional natural gas hedges in 2026 at $3.95 and 2027 at $4.01

Expansion of Processing Capabilities- Black Bear Facility

•	Located in DeSoto Parish, Louisiana, includes two processing plants, and FERC regulated NGL pipeline
•	Strategic purchase in April 2022 for ~$10 million as part of overall vertical integration strategy
•	Recently completed upgrade and reroute that provides processing capacity for ~120 Mmcfpd
◦	Anticipated to process ~66 Mmcfpd of DEC production while also allowing for potential third-party processing revenue and additional volume from potential bolt-on acquisitions
•	Improvement of ~20% on transportation and fractionation fees and anticipated margin improvement of ~$9 million per year
◦	Eliminates third-party processing and compression fees on the transferred Diversified production volumes

Executing Strategic Objectives

•	Declared 1Q24 interim dividend of $0.29 cents per share
•	Repurchased ~400,000 shares in 2024 for £3.9 million ($5 million) at an average of £9.74/share
◦	~$18 million of share repurchases (inclusive of EBT(e) purchases) since the 2023 Annual General Meeting, representing ~3% of Issued Share Capital
◦	More than $830 million in aggregate return of capital(f) since the Company's 2017 initial public offering
•	Reduced debt outstanding by ~20% (~$309 million) compared to Q1 2023
•	$115 million of undrawn credit facility capacity and unrestricted cash; leverage ratio(g) of 2.5x
•	Previously announced acquisition of Oaktree Capital Management working interest proceeding on schedule and anticipated to close in due course

Creating Value Through Stewardship

•	Published 2023 Sustainability Report highlighting significant emissions reduction achievements, record levels of well retirement, and implementation of innovative sustainability strategies
•	Next LVL Energy completed 76 well retirements through March 2024, in line with prior year retirements of 74 wells over the same period

Rusty Hutson, Jr., CEO of Diversified, commented:

"Building a portfolio of high-performing, mature producing assets and optimizing the cost structure has been the foundation of our strategic vision since inception. The Company's ability to continue to deliver solid results, both operationally and financially, reinforces the success of this strategy. I am pleased that our ongoing focus on cost reduction opportunities has translated directly into a 7% sequential quarterly operating cost improvement, allowing us to effectively navigate the current natural gas market headwinds.

Additionally, I am excited to announce that our Black Bear processing facility has begun service.  Completing this strategic project demonstrates our success in leveraging in-house expertise to unlock value and facilitate meaningful cash flow generation. This facility will integrate our own natural gas production in the area and is expected to deliver approximately $9 million of additional margin creation annually while providing additional potential upside from any non-utilized capacity to process third-party gas from other operators and accretive bolt-on acquisitions in the Cotton Valley and Haynesville region.

We will continue to observe our commitment to our "Focus Five" priorities while looking to capture synergies, operate efficiently, and ensure Diversified remains the Right Company at the Right Time.  We look forward to completing the acquisition of additional working interest production from Oaktree. This acquisition provides Diversified with increased volumes in our Central region, which has exposure to the LNG pricing markets on the US Gulf Coast. I am confident that the reliability and consistency of our assets will continue to provide meaningful cash flow, financial flexibility and support our ability to return value to shareholders."

Black Bear Processing Facility

In April 2022, the Company closed on the strategic purchase of the Black Bear processing facility for approximately $10 million in cash. This NGL processing facility located within the Company's Central Region (DeSoto Parish, LA) maintains two 60,000 mcf per day cryogenic processing plants (total capacity of approximately 120,000 mcf per day) with direct connection to downstream natural gas and NGL markets. At full utilization, the facility can produce approximately 3,000 barrels per day of NGL's.  The Company has completed a reroute and maintenance optimization program relative to the facility that will increase processed volumes to approximately 66,000 mcf per day of Diversified's natural gas production, which is approximately a 400% increase from when Diversified acquired the facility. The addition of this strategic midstream infrastructure is anticipated to drive further cost improvements, provide the potential for ethane recovery, and present the ability to receive third-party revenue from the current non-utilized capacity.

Operations and Finance Update

Production

The Company recorded exit rate production in March 2024 of 742 MMcfepd (124 Mboepd) and delivered 1Q24 average net daily production of 723 MMcfepd (121 Mboepd). Diversified's average production for the quarter reflects the exceptionally shallow decline profile of its assets, with average production for the period representing an effectively 0% change in volumes(a) compared to the 4Q23 average of 725 MMcfepd (121 Mboepd), adjusted for the recent divestiture of assets associated with the previously announced ABSVII Asset Sale transaction.

Margin and Total Cash Expenses per Unit

Diversified's consistent application of the Company's hedging strategy again provided material insulation from commodity price volatility, positively impacting 1Q24 per unit Total Revenues, inclusive of Settled Hedges of $3.25/Mcfe ($19.50/Boe) despite headwinds to natural gas prices during the quarter.

Adjusted EBITDA Margins(b) of 48% (42% unhedged) reflect the benefit of the Company's per unit revenues and ongoing decreases in commodity-price linked expenses that more than offset production-related changes to per-unit Lease Operating Expense and Midstream Expense. General and Administrative expenses remained consistent with prior period levels.

	1Q24		4Q23
	$/Mcfe	$/Boe	$/Mcfe	$/Boe	%

Average Realized Price[1]	$3.25	$19.50	$3.49	$20.92	(7)%

Adjusted Operating Cost per Unit(d)	1Q24		4Q23
	$/Mcfe	$/Boe	$/Mcfe	$/Boe	%

Lease Operating Expense[2]	$0.65	$3.91	$0.62	$3.69	6%
Midstream Expense	0.27	1.61	0.25	1.48	9%
Gathering and Transportation	0.31	1.85	0.35	2.07	(11)%
Production Taxes	0.12	0.74	0.19	1.16	(36)%
Total Operating Expense[2]	$1.35	$8.12	$1.40	$8.40	(3)%
Employees, Administrative Costs and Professional Fees(h)	0.33	1.98	0.41	2.46	(20)%
Adjusted Operating Cost per Unit[2]	$1.68	$10.10	$1.81	$10.86	(7)%

Adjusted EBITDA Margin(b)	48%		48%

1 1Q24 excludes  $0.05/Mcfe ($0.30/Boe) and 4Q23 excludes $0.08/Mcfe ($0.49/Boe) of other revenues generated by Next LVL Energy
Values may not sum due to rounding
2 1Q24 excludes $(0.07)/Mcfe ($(0.39)/Boe) and 4Q23 excludes $(0.08)/Mcfe ($(0.47)/Boe) of expenses attributable to Next LVL Energy
Values may not sum due to rounding

Results of Hedging and Current Financial Derivatives Portfolio

Diversified's consistent application of hedges to strategically secure cash flows and margins resulted in a 1Q24 hedge floor price of $3.36/Mcf, 40% higher than the average settled price for NYMEX Henry Hub during the quarter(j).

For the balance of the year, the Company's strategy continues to be well-placed for cash generation with a remaining 2024 average natural gas hedge floor of $3.41/Mcf, currently situated at a ~40% premium to the NYMEX strip(i) and a ~65% premium to the 2.04/MMBtu active contract price(i). The table below represents the Company's full-year hedge positions through calendar year 2026 at April 30, 2024:

	GAS (Mcf)		NGL (Bbl)		OIL (Bbl)
	Wtd. Avg. Hedge Price(j)(k)	~ % of Production Hedged(l)	Wtd. Avg. Hedge Price(j)	~ % of Production Hedged(l)	Wtd. Avg. Hedge Price(j)	~ % of Production Hedged(l)

FY24	$3.42	85%	$37.74	65%	$62.54	55%
FY25	$3.20	80%	$30.22	45%	$59.01	40%
FY26	$3.18	60%	$27.68	25%	$59.48	30%

Natural gas pricing has shown a meaningful recent improvement during 2024, driven by several overriding supply and demand factors, including continued production management through curtailments, deferrals of well completions, and the emerging data center thematic, which would require material volumes of additional natural gas power demand. The table below illustrates the natural gas price curve movements:

	Strip at February 2024	Strip at May 2024	Pricing Improvement
2025	$3.35	$3.51	5%
2026	$3.68	$3.95	7%
2027	$3.74	$4.04	8%
2028	$3.70	$3.99	8%
2029	$3.62	$3.96	9%
2030	$3.51	$3.95	13%
2031-2034	$3.38	$4.06	20%

Source: Bloomberg, all values priced in $/MMBtu

Environmental Update

Emissions Reductions Activity

During the quarter, Diversified continued to execute its emissions detection activities throughout its operating footprint through a combination of aerial LiDAR and handheld LDAR deployments. Upstream emissions surveys in Appalachia and the Central Region have maintained no-leak rates of 99% through the quarter, reflecting the ongoing impact of Diversified's stewardship focus.

The Company continues to seek innovation in its application of emissions reductions and mitigation efforts, including pilot projects to convert upstream and midstream facilities from natural gas-powered pneumatic devices to air compression and electric actuation.

Asset Retirement Progress and Next LVL Energy Update

In 1Q24 the Company safely retired 76 wells (72 operated by Diversified), consistent with the 74 well retirements in 1Q23 and representing substantial progress towards the Company's annual goal of retiring 200 operated wells per year. Next LVL Energy's plans for the remainder of 2024 include revenue generation from its continued partnership with states and third-party operators. Diversified expects to achieve full-year retirements similar to 2023 while significantly offsetting the cash costs associated with retiring its own wells.

Oaktree Working Interest Acquisition

The Company's previously announced acquisition of Oaktree's proportionate interest in the acquired assets from Indigo, Tanos III, East Texas, and Tapstone (the "Assets") continues to proceed as planned with an estimated transaction close date within 60 days post general shareholder meeting, pending shareholder and other customary approvals.

Footnotes:
(a)
Sequential period decline rate of ~0% calculated as the change in average daily production from 4Q23 to 1Q24, excluding the net production impact of the ABSVII divestiture on the previously reported average daily production for 4Q23.

(b)
For purposes of comparability, Adjusted EBITDA Margin excludes Other Revenue of $3 million in 1Q24 and $6 million in 4Q23, and Lease Operating Expense of $4 million in 1Q24 and $6 million in 4Q23 associated with Diversified's wholly owned plugging subsidiary, Next LVL Energy; For more information, please refer to the Non-IFRS reconciliations.

(c)
Calculated using the trailing twelve Free Cash Flow per share, dividend m the trailing twelve month average share price of £14.79 / $18.58; Trailing twelve month Free Cash Flow per Share calculated as Free Cash Flow of $279 million dividend by average shares outstanding of 48,269,478 during the twelve month period.

(d)
Adjusted Operating Cost represent total lease operating costs plus recurring administrative costs. Total lease operating costs include base lease operating expense, owned gathering and compression (midstream) expense, third-party gathering and transportation expense, and production taxes. Recurring administrative expenses (Adjusted G&A) is a Non-IFRS financial measure defined as total administrative expenses excluding non-recurring acquisition & integration costs and non-cash equity compensation; For purposes of comparability, excludes certain amounts related to  Diversified's wholly owned plugging subsidiary, Next LVL Energy.

(e)
As used herein, "EBT" refers to Diversified's Employee Benefit Trust, which was established in 2022 to purchase shares already in the market and is operated through a third-party trustee. The objective of the EBT is to benefit the employees of the Company and its wholly owned subsidiaries and in particular, to provide a mechanism to satisfy rights to shares arising on the exercise or vesting of awards under share based incentive plans and reduce dilution for shareholders.

(f)	Includes the total value of dividends paid and declared and share repurchases (including Employee Benefit Trust) since the Company's initial public offering in 2017.
(g)
As used herein, Net Debt-to-Adjusted EBITDA, or "Leverage", is measured as current Net Debt, divided by pro forma  Adjusted EBITDA for the twelve months ended March 31, 2024; For more information, please refer to the included Non-IFRS reconciliations.

(h)
As used herein, employees, administrative costs and professional services represents total administrative expenses excluding cost associated with acquisitions, other adjusting costs and non-cash expenses. We use employees, administrative costs and professional services because this measure excludes items that affect the comparability of results or that are not indicative of trends in the ongoing business.

(i)	Using NYMEX strip at May 1, 2024, inclusive settled contracts for January 2024 through May 2024.
(j)	Weighted average price reflects the weighted average of the swap price and floor price for collar contracts as applicable.
(k)	MMBtu prices have been converted to Mcf using a richness factor of 1Mcf=1.07MMBtu.
(l)	Illustrative percent hedged, calculated using 1Q24 average production and assuming a consolidated annual corporate decline rate of 10%.

For Company-specific items, refer also to the Glossary of Terms and/or Alternative Performance Measures found in the Company's  Annual Report and Form 20-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and business of the Company and its wholly owned subsidiaries (the "Group"), the Assets, and the Group following the Oaktree acquisition. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "may", "will", "seek", "continue", "aim", "target", "projected", "plan", "goal", "achieve" and words of similar meaning, reflect the Company's beliefs and expectations and are based on numerous assumptions regarding the Company's present and future business strategies and the environment the Company and the Group will operate in and are subject to risks and uncertainties that may cause actual results to differ materially. No representation is made that any of these statements or forecasts will come to pass or that any forecast results will be achieved. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company or the Group to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's or the Group's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as the Company's or the Group's ability to continue to obtain financing to meet its liquidity needs, changes in the political, social and regulatory framework in which the Company or the Group operate or in economic or technological trends or conditions. The list above is not exhaustive and there are other factors that may cause the Company's or the Group's actual results to differ materially from the forward-looking statements contained in this announcement, Including the risk factors described in the "Risk Factors" section in the Company's Annual Report and Form 20-F for the year ended December 31, 2023, filed with the United States Securities and Exchange Commission.

Forward-looking statements speak only as of their date and neither the Company nor the Group nor any of its respective directors, officers, employees, agents, affiliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this announcement, such as the timing, if at all, of completion of the Oaktree acquisition, may not occur. As a result, you are cautioned not to place undue reliance on such forward-looking statements. Past performance of the Company cannot be relied on as a guide to future performance. No statement in this announcement is intended as a profit forecast or a profit estimate and no statement in this announcement should be interpreted to mean that the financial performance of the Company for the current or future financial years would necessarily match or exceed the historical published for the Company.

Use of Non-IFRS Measures

Certain key operating metrics that are not defined under IFRS (alternative performance measures) are included in this announcement. These non-IFRS measures are used by us to monitor the underlying business performance of the Company from period to period and to facilitate comparison with our peers. Since not all companies calculate these or other non-IFRS metrics in the same way, the manner in which we have chosen to calculate the non-IFRS metrics presented herein may not be compatible with similarly defined terms used by other companies. The non-IFRS metrics should not be considered in isolation of, or viewed as substitutes for, the financial information prepared in accordance with IFRS. Certain of the key operating metrics are based on information derived from our regularly maintained records and accounting and operating systems.

Adjusted EBITDA

As used herein, EBITDA represents earnings before interest, taxes, depletion, depreciation and amortization. adjusted EBITDA includes adjusting for items that are not comparable period-over-period, namely, accretion of asset retirement obligation, other (income) expense, loss on joint and working interest owners receivable, (gain) loss on bargain purchases, (gain) loss on fair value adjustments of unsettled financial instruments, (gain) loss on natural gas and oil property and equipment, costs associated with acquisitions, other adjusting costs, non-cash equity compensation, (gain) loss on foreign currency hedge, net (gain) loss on interest rate swaps and items of a similar nature.

Adjusted EBITDA should not be considered in isolation or as a substitute for operating profit or loss, net income or loss, or cash flows provided by operating, investing, and financing activities. However, we believe such a measure is useful to an investor in evaluating our financial performance because it (1) is widely used by investors in the natural gas and oil industry as an indicator of underlying business  performance; (2) helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement; (3) is used in the calculation of a key metric in one of our Credit Facility financial covenants; and (4) is used by us as a performance measure in determining executive compensation. When evaluating this measure, we believe investors also commonly find it useful to evaluate this metric as a percentage of our total revenue, inclusive of settled hedges, producing what we refer to as our adjusted EBITDA margin.

The following table presents a reconciliation of the IFRS Financial measure of Net Income (Loss) to Adjusted EBITDA for each of the periods listed:

Amounts in 000's	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023	Twelve Months Ended December 31, 2023
Income (loss) available to ordinary shareholders after taxation	$(15,145)	$392,751	$759,701
Finance costs	27,416	32,259	134,166
Accretion of asset retirement obligation	7,183	6,968	26,926
Other (income) expense	(5)	(41)	(385)
Income tax (benefit) expense	5,633	126,549	240,643
Depreciation, depletion and amortization	57,015	55,236	224,546
Gain on bargain purchase	-	-	-
(Gain) loss on fair value adjustments of unsettled financial instruments	13,552	(475,001)	(905,695)
(Gain) loss on oil and gas programme and equipment(a)	4	(224)	20
(Gain) loss on sale of equity interest	-	-	(18,440)
Unrealized (gain) loss on investment	-	-	(4,610)
Impairment of proved properties	-	-	41,616
Costs associated with acquisitions	1,519	5,610	16,775
Other adjusting costs(b)	3,693	2,042	17,794
Non-cash equity compensation	1,268	1,951	6,494
(Gain) on foreign currency hedge	-	521	521
(Gain) loss on interest rate swap	(50)	2,740	2,722
Total Adjustments	$117,228	$(241,390)	$(216,907)
Adjusted EBITDA	$102,083	$151,361	$542,794

a) Excludes proceeds received for leasehold sales.
b) Other adjusting costs for the year ended December 31, 2023 were primarily associated with legal and professional fees related to the U.S. listing, legal fees for certain litigation, and expenses associated with unused firm transportation agreements.

Net Debt and Net Debt-to-Adjusted EBITDA

As used herein, net debt represents total debt as recognized on the balance sheet less cash and restricted cash. Total debt includes our borrowings under the Credit Facility and borrowings under or issuances of, as applicable, our subsidiaries' securitization facilities. We believe net debt is a useful indicator of our leverage and capital structure.

As used herein, net debt-to-adjusted EBITDA, or "leverage" or "leverage ratio," is measured as net debt divided by adjusted trailing twelve-month EBITDA. We believe that this metric is a key measure of our financial liquidity and flexibility and is used in the calculation of a key metric in one of our Credit Facility financial covenants.

The following table presents a reconciliation of the IFRS Financial measure of Total Borrowings to the Non-IFRS measure of Net Debt and a calculation of Net Debt-to-Adjusted EBITDA and Net Debt-to-Pro Forma Adjusted EBITDA for each of the periods listed:

Amounts in 000's	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023		Twelve Months Ended December 31, 2023
Credit Facility	$193,000		$260,000		$159,000
ABS I Note	95,968		118,559		100,898
ABS II Note	120,494		142,028		125,922
ABS III Note	263,587		304,790		274,710
ABS IV Note	93,240		120,456		99,951
ABS V Note	271,502		349,460		290,913
ABS VI Note	148,071		195,845		159,357
ABS VII Note	-		-		-
Term Loan I	102,165		116,083		106,470
Miscellaneous	7,382		8,768		7,627
Total borrowings	$1,295,409		$1,615,989		$1,324,848
LESS: Cash	3,456		4,528		3,753
LESS: Restricted cash	32,828		42,941		36,251
Total non-current borrowings, net	$1,259,125		$1,568,516		$1,284,842
Adjusted EBITDA	$102,083		$151,361		$542,794
Pro forma TTM adjusted EBITDA	$493,515		$669,478		$549,258
Net debt-to-pro forma TTM adjusted EBITDA(a)	2.5	x	2.3	x	2.3	x

(a) excludes Miscellaneous debt, which is primarily related to real estate, vehicles and equipment.

Free Cash Flow

As used herein, free cash flow represents net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest. We believe that free cash flow is a useful indicator of our ability to generate cash that is available for activities other than capital expenditures. The Directors believe that free cash flow provides investors with an important perspective on the cash available to service debt obligations, make strategic acquisitions and investments, and pay dividends.

The following table presents a reconciliation of the IFRS Financial measure of Net Cash from Operating Activities to the Non-IFRS measure of Free Cash Flow for each of the periods listed:

Amounts in 000's	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023	Twelve Months Ended December 31, 2023
Net cash provided by operating activities	$107,219	$63,014	$410,132
LESS: Expenditures on natural gas and oil properties and equipment	(9,293)	(20,727)	(74,252)
LESS: Cash paid for interest	(23,759)	(27,702)	(116,784)
Free Cash Flow	$74,167	$14,585	$219,096

Total Revenue, Inclusive of Settled Hedges and Adjusted EBITDA Margin

As used herein, total revenue, inclusive of settled hedges, includes the impact of derivatives settled in cash. We believe that total revenue, inclusive of settled hedges, is a useful because it enables investors to discern our realized revenue after adjusting for the settlement of derivative contracts.

The following table presents a reconciliation of the IFRS Financial measure of Total Revenue to the Non-IFRS measure of Total Revenue, Inclusive of Settled Hedges and a calculation of Adjusted EBITDA Margin for each of the periods listed:

Amounts in 000's	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023	Twelve Months Ended December 31, 2023
Total revenue(a)	$193,624	$295,922	$868,263
Net gain (loss) on commodity derivative instruments(b)	22,066	(16,210)	178,064
Total revenue, inclusive of settled hedges(a)	$215,690	$279,712	$1,046,327
Adjusted EBITDA	$102,083	$151,361	$542,794
Adjusted EBITDA Margin	47%	54%	52%
Adjusted EBITDA Margin, exclusive of Next LVL Energy	48%	55%	53%

(a) Excludes proceeds received for leasehold sales.
(b) Net gain (loss) on commodity derivative settlements represents cash (paid) or received on commodity derivative contracts. This excludes settlements on foreign currency and interest rate derivatives as well as the gain (loss) on fair value adjustments for unsettled financial instruments for each of the periods presented.